Filed pursuant to rule 424(b)(3)

Registration File No. 333-109810

PROSPECTUS SUPPLEMENT NO. 1

to Prospectus dated January 9, 2004 of

Bowne & Co., Inc.

$75,000,000

5.00% Convertible Subordinated Debentures due October 1, 2033

        This prospectus supplement relates to resales of our 5.00% Convertible Subordinated Debentures due October 1, 2033 issued in a private offering in September 2003 and 4,058,445 shares of our common stock issuable upon conversion of the debentures, plus an indeterminate number of additional shares of common stock that may be issued from time to time upon conversion of the debentures as a result of conversion rate adjustments, in circumstances described in the prospectus to which this prospectus supplement refers.

      This prospectus supplement, which supplements our prospectus dated January 9, 2004, contains additional information about the selling securityholders.

      You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement updates information in the prospectus and, accordingly, to the extent consistent, the information in this prospectus supplement supersedes the information contained in the prospectus.

      Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of the prospectus.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is February 23, 2004.

      As used in this prospectus supplement, the terms “company,” “we,” “our,” “ours” and “us” refer to Bowne & Co., Inc. When we refer to “common stock” throughout this prospectus, we include all rights attaching to our common stock under any stockholder rights plan then in effect.

      You should rely only on the information contained in this prospectus supplement and the prospectus to which it refers. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus to which it refers is accurate only as of their respective dates.

SELLING SECURITYHOLDERS

      The debentures were originally issued to Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., as initial purchasers, in a private offering that closed on September 24, 2003. The initial purchasers have advised us that the debentures were resold in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers,” as defined by Rule 144A under the Securities Act of 1933, as amended. Selling securityholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell pursuant to this prospectus supplement and the prospectus to which it refers any or all of the debentures and the common stock into which the debentures are convertible.

      The following table supplements the table of selling securityholders in the prospectus to which this prospectus supplement refers. The following table sets forth additional information with respect to the selling securityholders, the principal amount of the debentures and the number of shares of common stock into which the debentures are convertible beneficially owned by such selling securityholders that may be offered pursuant to this prospectus supplement and the prospectus to which it refers. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

      We have prepared the following table based on information given to us by, or on behalf of, the selling securityholders on or before February 19, 2004. Because the selling securityholder may offer, pursuant to this prospectus supplement, all or some portion of the debentures or common stock listed below, no estimate can be given as to the amount of debentures or common stock that will be held by such selling securityholder upon consummation of any sales. In addition, the selling securityholder listed in the table below may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act some or all of its debentures since the date as of which the information in the table is presented.

      Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in additional prospectus supplements or amendments to the prospectus to which this prospectus supplement refers if and when necessary.

	Original Principal
	Amount of Debentures	Percentage of	Number of Shares of	Percentage of
	Beneficially Owned and	Debentures	Common Stock That	Common Stock
Name of Selling Securityholder	Offered($)	Outstanding	May be Sold(1)	Outstanding(2)(3)

Arkansas PERS	$1,720,000	2.3%	58,982	*
Arkansas Teacher Retirement	2,960,000	3.9%	158,279	*
Astrazeneca Holdings Pension	550,000	*	26,515	*
ATSF — Transamerica Convertible Securities	12,500,000	16.7%	676,407	1.9%
Baptist Health of Florida	410,000	*	22,186	*
Boilermakers Blacksmith Pension Trust	1,385,000	1.8%	74,945	*
Calamos Convertible Fund — Calamos® Investment Trust	7,500,000	10.0%	405,844	1.2%
Delaware PERS	1,725,000	2.3%	84,686	*
Delta Airlines Master Trust	55,000	*	2,976	*
Duke Endowment	260,000	*	14,069	*
Engineers Joint Pension Fund	275,000	*	14,880	*
Froley Revy Investment Convertible Security Fund	150,000	*	8,116	*
Goldman, Sachs & Co.	4,025,000	5.4%	217,803	*
ICI American Holdings Trust	400,000	*	19,209	*

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	Original Principal
	Amount of Debentures	Percentage of		Number of Shares of	Percentage of
	Beneficially Owned and	Debentures		Common Stock That	Common Stock
Name of Selling Securityholder	Offered($)	Outstanding		May be Sold(1)	Outstanding(2)(3)

IDEX — Transamerica Convertible Securities Fund	7,000,000	9.3%		378,788	1.1%
Nicholas Applegate Capital Management Convertible & Income (CV)	5,000,000	6.7%		270,563	*
Nicholas Applegate Capital Management Convertible & Income 2 (CV)	3,000,000	4.0%		162,337	*
Nicholas Applegate Capital Management Convertible Mutual Fund	505,000	*		27,326	*
Nuveen Preferred & Convertible Income Fund JPC	6,700,000	8.9%		324,675	*
Nuveen Preferred & Convertible Fund JQC	8,900,000	11.9%		481,602	1.4%
Prudential Insurance Co of America	105,000	*		5,140	*
San Diego City Retirement	590,000	*		31,926	*
San Diego County Convertible	1,260,000	1.7%		68,181	*
State of Oregon/ Equity	5,450,000	7.3%		265,151	*
Stonebridge Life Insurance	500,000	*		27,056	*
Syngenta AG	300,000	*		14,069	*
Transamerica Insurance Company of Iowa	500,000	*		27,056	*
Transamerica Life Insurance and Annuities Corporation	5,000,000	6.7%		270,563	*
Transamerica Occidental Life	1,000,000	1.3%		54,112	*
Wake Forest University	385,000	*		20,833	*
Wyoming State Treasurer	650,000	*		35,173	*
Unnamed securityholders or any future transferees, pledgees, donees or successors of or from any such unnamed securityholders	495,000	*		26,800	*
Total	75,000,000 (4)	100.0	%(4)	4,058,445	10.6%

*	Less than 1%.

(1)	Assumes conversion of all of the holder’s debentures at a conversion rate of 54.1126 shares of common stock per $1,000 original principal amount of the debentures. This conversion rate is subject to adjustment as described under “Description of Debentures — Conversion Rate Adjustments” in the prospectus to which this prospectus supplement refers. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of Debentures — Conversion Rights.”

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(2)	Calculated based on 34,074,080 shares of common stock outstanding as of February 19, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of such holder’s debentures, but we did not assume conversion of any other holder’s debentures.

(3)	Assumes that all holders of the debentures, or any future transferees, pledgees, donees or successors of or from such holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

(4)	The figures in this column are based on information supplied to us as of February 19, 2004 by the selling securityholders named in the table. As of that date, these selling securityholders had supplied us with information indicating that, collectively, they owned more than $75,000,000 aggregate principal amount of 5.00% debentures (which would be convertible into more than 4,058,445 shares of common stock), reflecting, we believe that one or more selling securityholders supplied us with information for inclusion in the table and then sold their 5.00% debentures in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, to persons who also supplied us with information with respect to the same 5.00% debentures. However, since neither this prospectus supplement or the prospectus to which it refers would be applicable to any sale of 5.00% debentures after they have been publicly sold using this prospectus supplement or the prospectus to which it refers, no more than $75,000,000 aggregate principal amount of 5.00% debentures could be sold using this prospectus supplement or the prospectus to which it refers and, accordingly, the $75,000,000 total in this column represents the maximum principal amount of 5.00% debentures that could be sold under this prospectus supplement or the prospectus to which it refers.

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